Exhibit 99.1

DoubleDown Interactive Reports First Quarter 2022 Results

SEATTLE, WASHINGTON – May 10, 2022 — DoubleDown Interactive (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital social casino games, today reported its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Summary vs. First Quarter 2021

•	Revenues decreased from $96.7 million in the first quarter of 2021 to $85.5 million in the first quarter of 2022.

•

Adjusted EBITDA decreased from $33.1 million for the first quarter of 2021 to $26.9 million for the first quarter of 2022, resulting in an Adjusted EBITDA margin of 31.5% for the first quarter of 2022, compared to an Adjusted EBITDA margin of 34.2% for the first quarter of 2021.

•

Net income decreased to $18.5 million, or $7.46 per common share on a fully diluted basis ($0.37 per American Depository Share (“ADS”)) in the first quarter of 2022, compared to net income of $19.4 million, or $8.77 per common share on a fully diluted basis ($0.44 per ADS) in the first quarter of 2021. Note each ADS represents 0.05 share of a common share.

•	Average Revenue Per Daily Active User (“ARPDAU”) slightly decreased from $0.99 in the first quarter of 2021 to $0.97 in the first quarter of 2022.

•	Average monthly revenue per payer increased from $212 in the first quarter of 2021 to $225 in the first quarter of 2022.

•

Payer conversion decreased from 5.7% in the first quarter of 2021 to 5.5% in the first quarter of 2022. Payer conversion represents the percentage of monthly active users that made at least one purchase in a month during the quarter.

“Our business model remains resilient with a flexible cost structure as we generated $28 million in net cash flows provided by operations in the first quarter of 2022 and ended the quarter with a total of $268 million in cash and cash equivalents and short-term investments, providing us with a strong financial position,” said In Keuk Kim, Chief Executive Officer of DoubleDown. “Our Adjusted EBITDA grew sequentially in the first quarter of 2022 compared to the fourth quarter of 2021, as we intentionally scaled back our sales and marketing costs for ‘Undead World: Hero Survival’ to optimize our monetization strategy for the title, which also contributed to lower revenue sequentially. Looking ahead, we plan to add enhancements to ‘Undead World: Hero Survival’ with a focus on improved monetization metrics, while also building towards the release of additional non-social casino titles and continuing to evaluate potential M&A opportunities.”

Summary Operating Results for DoubleDown Interactive (Unaudited)

	Three Months Ended March 31,
	2022	2021
Revenue ($ MM)	$85.5	$96.7
Total operating expenses ($ MM)	$60.8	$71.0
Adjusted EBITDA ($ MM)	$26.9	$33.1
Net income ($ MM)	$18.5	$19.4
Net income margin	21.6%	20.1%
Adjusted EBITDA margin	31.5%	34.2%

Non-financial performance metrics
Average MAUs (000s)	2,309	2,647
Average DAUs (000s)	975	1,082
ARPDAU	$0.97	$0.99
Average monthly revenue per payer	$225	$212
Payer conversion	5.5%	5.7%

First Quarter 2022 Financial Results

Revenue in the first quarter of 2022 was $85.5 million, down 11.6% from the first quarter of 2021. The decrease was primarily due to the lifting of stay-at-home orders and other COVID-related restrictions in the first quarter of 2022 compared to the prior year.

Operating expenses in the first quarter of 2022 were $60.8 million, down 14.4% from the first quarter of 2021. The decrease was primarily due to decreases in cost of revenues, sales and marketing expenses, and depreciation and amortization expenses.

Net income in the first quarter of 2022 decreased to $18.5 million, or $7.46 per common share ($0.37 per ADS) on a fully diluted basis, compared to net income of $19.4 million, or $8.77 per common share ($0.44 per ADS) on a fully diluted basis, in the first quarter of 2021. Note each ADS represents 0.05 share of a common share.

Adjusted EBITDA in the first quarter of 2022 decreased to $26.9 million compared to $33.1 million in the first quarter of 2021. The decrease was primarily due to the decrease in revenue.

Net cash flows provided by operating activities for the first quarter of 2022 was $28.3 million, compared to $22.0 million in the first quarter of 2021. The increase was primarily due to the decrease in accounts receivable.

Conference Call

DoubleDown will hold a conference call today (May 10, 2022) at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss these results. A question-and-answer session will follow management’s presentation.

To participate, please dial the number below at least five minutes prior to the start time and ask for the DoubleDown Interactive conference call.

U.S. dial-in number: 1-888-705-0418

International number: 1-929-517-9007

Conference ID: 6589864

The conference call will broadcast live and be available for replay here or at the below dial in.

A replay of the call will be available after 8:00 p.m. Eastern Time through May 24, 2022 at 8:00 p.m. Eastern Time.

Toll-free replay number: 1-855-859-2056

International replay number: 1-404-537-3406

Conference ID: 6589864

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Safe Harbor Statement

Certain statements contained in this press release are “forward-looking statements” about future events and expectations for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Use and Reconciliation of Non-GAAP Financial Measures

In addition to our results determined in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), we believe the following non-GAAP financial measure is useful in evaluating our operating performance. We present “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”) because we believe it assists investors and analysts by facilitating comparison of period-to-period operational performance on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. The items excluded from the Adjusted EBITDA may have a material impact on our financial results. Certain of those items are non-recurring, while others are non-cash in nature. Accordingly, the Adjusted EBITDA is presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with GAAP, and should be read in conjunction with the financial statements furnished in our Form 6-K to be filed with the SEC.

In our reconciliation from our reported GAAP “net income before provision for taxes” to our Adjusted EBITDA, we eliminate the impact of the following four line items: (i) remeasurement gains; (ii) acquisition expenses; (iii) amortization expenses related to intangible assets acquired; and (iv) depreciation expense. The below table sets forth the full reconciliation of our non-GAAP measures:

	Three Months Ended
Reconciliation of non-GAAP measures (Unaudited)	March 31,
(in millions, except percentages)	2022	2021
Net income	$18.5	$19.4
Income tax expense	6.0	6.7
Income before tax	24.5	26.1

Adjustments for:
Depreciation and amortization	2.2	7.5
Interest expense	0.5	0.5
Foreign currency transaction/remeasurement (gain) loss	(1.9)	(0.3)
Short-term investments (gain) loss	1.8	—
Other income (expense), net	(0.2)	0.7
Adjusted EBITDA	$26.9	$33.1
Adjusted EBITDA margin	31.5%	34.2%

We encourage investors and others to review our financial information in its entirety and not to rely on any single financial measure.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Cody Slach or Jeff Grampp, CFA

Gateway Group

1-949-574-3860

DDI@gatewayir.com

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	March 31,	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$174,915	$242,060
Short-term investments	93,290	—
Accounts receivable, net	20,863	21,875
Prepaid expenses, and other assets	3,447	6,817

Total current assets	292,515	270,752
Property and equipment, net	408	384
Operating lease right-of-use assets, net	6,078	6,830
Intangible assets, net	51,511	53,679
Goodwill	633,965	633,965
Deferred tax asset	2,184	2,616
Other non-current assets	1,528	1,582

Total assets	$988,189	$969,808

Liabilities and Shareholders’ Equity
Accounts payable and accrued expenses	$13,584	$14,752
Short-term operating lease liabilities	3,089	3,076
Income taxes payable	1,739	—
Contract liabilities	1,573	2,246
Other current liabilities	683	730

Total current liabilities	20,668	20,804
Long-term borrowings with related party	41,295	42,176
Long-term operating lease liabilities	3,855	4,688
Deferred tax liabilities, net	30,880	28,309
Other non-current liabilities	11,090	9,953

Total liabilities	107,788	105,930
Shareholders’ equity
Common stock, KRW 10,000 par value - 200,000,000 Shares authorized; 2,477,672 issued and outstanding	21,198	21,198
Additional paid-in-capital	671,831	671,831
Accumulated other comprehensive income	21,061	23,033
Retained earnings	166,311	147,816

Total shareholders’ equity	880,401	863,878

Total liabilities and shareholders’ equity	$988,189	$969,808

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Statement of Income and Comprehensive Income

(Unaudited)

	Three Months Ended March
	2022	2021
Revenue	$85,486	$96,667
Operating expenses:
Cost of revenue(1)	28,848	33,848
Sales and marketing(1)	19,791	19,728
Research and development(1)	4,680	5,691
General and administrative(1)	5,270	4,304
Depreciation and amortization	2,212	7,476

Total operating expenses	60,801	71,047

Operating income	24,685	25,620
Other income (expense):
Interest expense	(470)	(509)
Interest income	208	51
Gain on foreign currency transactions	121	243
Gain (loss) on foreign currency remeasurement	1,769	45
Gain (loss) on short-term investments	(1,761)	—
Other, net	(35)	657

Total other income (expense), net	(168)	487

Income before income tax	24,517	26,107
Income tax expense	(6,022)	(6,691)

Net income	$18,495	$19,416
Other comprehensive income (expense):
Pension adjustments, net of tax	(526)	(55)
Gain (loss) on foreign currency translation	(1,446)	1,329

Comprehensive income	$16,523	$20,690

Earnings per share:
Basic	$7.46	$8.77
Diluted	$7.46	$8.77
Weighted average shares outstanding:
Basic	2,477,672	2,214,522
Diluted	2,477,672	2,214,522

(1)	Excluding depreciation and amortization

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Statement of Cash Flows

(Unaudited)

	Three months ended March 31,
	2022	2021
Cash flow from (used in) operating activities:
Net Income	$18,495	$19,416
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	2,212	7,476
(Gain)Loss on foreign currency remeasurement	(1,769)	(45)
(Gain)Loss on short-term investments	1,762	—
Deferred taxes	2,950	1,925
Working capital adjustments:
Accounts receivable	(332)	(11,583)
Prepaid expenses, other current and non-current assets	3,398	1,694
Accounts payable, accrued expenses and other payables	(175)	(962)
Contract liabilities	(673)	(446)
Income tax payable	1,739	3,777
Other current and non-current liabilities	775	780

Net cash flows from (used in) operating activities	28,382	22,032
Cash flow from (used in) investing activities:
Purchases of intangible assets	(2)	—
Purchases of property and equipment	(72)	(34)
Purchases of short-term investments	(98,971)	—
Sales of short-term investments	5,226	—

Net cash flows from (used in) investing activities	(93,819)	(34)
Cash flow from (used in) financing activities:

Net cash flows from (used in) financing activities:	—	—
Net foreign exchange difference on cash and cash equivalents	(1,708)	(750)

Net increase (decrease) in cash and cash equivalents	(67,145)	21,248
Cash and cash equivalents at beginning of period	242,060	63,188
Cash and cash equivalents at end of period	174,915	$84,436